Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267521

August 17, 2023

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Important risk information

Investing involves risk, and you could lose money on an investment in SPDR® Gold MiniShares® Trust (“GLDM®” or “GLDM”), a series of the World Gold Trust.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerag commissions and ETF expenses will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

Diversification does not ensure a profit or guarantee against loss.

Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to GLDM®:

The World Gold Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the World Gold Trust has filed with the SEC for more complete information about GLDM and this offering. Please see the GLDM prospectus for a detailed discussion of the risks of investing in GLDM shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, GLDM or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLDM is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLDM do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

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GLDM shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDM shares relates directly to the value of the gold held by GLDM (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDM does not generate any income, and as GLDM regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDM’s sponsor.

MiniShares® is a registered trademark of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. GLDM® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P DJI”) and have been licensed for use by State Street Global Advisors.  S&P®, SPDR®, S&P 500®,US 500 and the 500 are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and has been licensed for use by S&P Dow Jones Indices; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by State Street Global Advisors. The fund is not sponsored, endorsed, sold or promoted by S&P DJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of these indices.

For more information, please contact the Marketing Agent for GLDM: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com

© 2023 State Street Corporation. All Rights Reserved.

State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, One Iron Street, Boston, MA 02210

Not FDIC Insured • No Bank Guarantee • May Lose Value

SPDR® Gold MiniShares® Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866-320-4053.